UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1/Final Amendment)

Under the Securities Exchange Act of 1934

JAMMIN JAVA CORP.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

470751108
(CUSIP Number)

copy to: David O’Neill Rua Alvarenga, 2340, Butanta Sao Paulo CEP 05509-006 - SP, Brazil +55 11 3816 3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
David O’Neill
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
David O’Neill is a citizen of Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
0 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A
14	TYPE OF REPORTING PERSON (See Instructions)
IN

This Amendment No. 1/Final Amendment (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on June 5, 2009 by David O’Neill (the “Schedule 13”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13. Except as expressly amended and supplemented by this Amendment, the Schedule 13 is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13, other than as amended herein are incorporated by reference herein.

Item 3.  Source and Amount of Funds or Other Considerations

In December 2010, Anh Tran, Jammin Java Corp.’s (the “Company’s”) President and Director purchased 1,000,000 shares of the Company’s common stock from David O’Neill, a then greater than 10% shareholder of the Company and the former President and Director of the Company in consideration for $12,500 or $0.0125 per share.

In December 2010, Rohan Marley, the Company’s Director purchased 12,897,500 shares of the Company’s common stock from Mr. O’Neill, in consideration for $3,000 or $0.0002 per share.

In December 2010, Mr. O’Neill cancelled an aggregate of 24,009,276 shares of common stock which he held.

Item 5.  Interest in Securities of the Issuer

(a)	As of January 5, 2011, Mr. O’Neill did not own any of the Company’s shares.
(b)	Mr. O’Neill does not have the power to vote, direct the vote of or dispose of any shares of the Company.

(c)	Other than as described in Item 3 above, Mr. O’Neill has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.
(d)	N/A
(e)	Mr. O’Neill ceased to be holder of greater than 5% of the Company’s outstanding common stock on December 15, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 13, 2011
Dated
/s/ David O’Neill
Signature
David O’Neill
Name